                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                  Schedule 13G
                                 (Rule 13d-102)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULES 13d-1(b)(c), AND (d) AND AMENDMENTS THERETO FILED
                            PURSUANT TO RULE 13d-2(b)
                               (Amendment No. 7)(1)

               Cambridge Technology Partners (Massachusetts), Inc.
                                (Name of Issuer)

                          Common Stock, $.01 par value
                         (Title of Class of Securities)

                                   132524 10 9
                                 (CUSIP Number)

                                  July 10, 2001
             (Date of Event Which Requires Filing of this Statement)




Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[   ]   Rule 13d-1(b)

[ x ]   Rule 13d-1(c)

[   ]   Rule 13d-1(d)


(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 132524 10 9


1.       NAME OF REPORTING PERSONS
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

         Safeguard Scientifics, Inc.
         23-1609753

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)      [ X ]
                                                                 (b)      [   ]
3.       SEC USE ONLY

4.       CITIZENSHIP OR PLACE OF ORGANIZATION

         Pennsylvania

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

         5.       SOLE VOTING POWER                           0

         6.       SHARED VOTING POWER                         0

         7.       SOLE DISPOSITIVE POWER                      0

         8.       SHARED DISPOSITIVE POWER                    0

9.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         0

10.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
         [  ]

11.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

         0

12.      TYPE OF REPORTING PERSON*

         CO

CUSIP NO. 132524 10 9


1.       NAME OF REPORTING PERSONS
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

         Safeguard Scientifics (Delaware), Inc.
         51-0291171

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                  (a)     [ X ]
                                                                  (b)     [   ]
3.       SEC USE ONLY

4.       CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

         5.       SOLE VOTING POWER                           0

         6.       SHARED VOTING POWER                         0

         7.       SOLE DISPOSITIVE POWER                      0

         8.       SHARED DISPOSITIVE POWER           0

9.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         0

10.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
         [   ]

11.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

         0

12.      TYPE OF REPORTING PERSON*

         CO

CUSIP NO. 132524 10 9


1.       NAME OF REPORTING PERSONS
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

         Safeguard Delaware, Inc.
         52-2081181

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)      [ X ]
                                                                 (b)      [   ]
3.       SEC USE ONLY

4.       CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

         5.       SOLE VOTING POWER                           0

         6.       SHARED VOTING POWER                         0

         7.       SOLE DISPOSITIVE POWER                      0

         8.       SHARED DISPOSITIVE POWER                    0

9.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         0

10.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
         [   ]

11.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

         0

12.      TYPE OF REPORTING PERSON*

         CO

Item 1 (a)        Name of Issuer:

Cambridge Technology Partners (Massachusetts), Inc.

Item 1 (b)        Address of Issuer's Principal Executive Offices:

8 Cambridge Center
Cambridge, MA  02142

Item 2 (a)        Name of Person Filing:

(1)      Safeguard Scientifics, Inc.
(2)      Safeguard Scientifics (Delaware), Inc.
(3)      Safeguard Delaware, Inc.

Item 2 (b)        Address of Principal Business Office:

(1)      800 The Safeguard Building
         435 Devon Park Drive
         Wayne, PA 19087-1945

(2)      103 Springer Building
         3411 Silverside Road
         Wilmington, DE 19803

(3)      103 Springer Building
         3411 Silverside Road
         Wilmington, DE 19803

Item 2 (c)        Citizenship:

(1)      Pennsylvania

(2)      Delaware

(3)      Delaware

Item 2 (d)        Title of Class of Securities:

Common Stock, $.01 par value per share

Item 2 (e)        CUSIP Number:

132524 10 9

Item 3 If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a :

                  (a)  [ ] Broker or dealer registered under Section 15 of
                           the Exchange Act;

                  (b)  [ ] Bank as defined in Section 3(a)(6) of the Exchange
                           Act;

                  (c)  [ ] Insurance Company as defined in Section 3(a)(19)
                           of the Exchange Act;

                  (d)  [ ] Investment Company registered under Section 8 of
                           the Investment Company Act of 1940;

                  (e)  [ ] An investment adviser in accordance with
                           Rule 13d-1(b)(1)(ii)(F);

                  (f)  [ ] An employee benefit plan or endowment fund in
                           accordance with Rule 13d-1(b)(1)(ii)(F);

                  (g)  [ ] A parent holding company or control person in
                           accordance with Rule 13d-1(b)(ii)(G);

                  (h)  [ ] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

                  (i)  [ ] A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

                  (j)  [ ] Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

If this statement is filed pursuant to Rule 13d-1(c), check this box. [ x ]

Item 4            Ownership:

(a)      Amount Beneficially Owned:

         0 shares of common stock

(b)      Percent of Class:

         0

(c)      Number of shares as to which such person has:

         (i)      sole power to vote or to direct the vote:

                  0

         (ii)     shared power to vote or to direct the vote:

                  0

         (iii)    sole power to dispose or to direct the disposition of:

                  0

         (iv)     shared power to dispose or to direct the disposition of:

                  0

Item 5            Ownership of Five Percent or Less of a Class:

         If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: [ X ]

         On July 10, 2001, Novell, Inc. ("Novell") acquired Cambridge Technology Partners (Massachusetts), Inc. ("Cambridge"), as a result of which Cambridge became a wholly owned subsidiary of Novell. All securities of Cambridge held by reporting person were exchanged for shares of common stock of Novell based on an exchange ratio of 0.668 of a share of Novell common stock for each share of Cambridge common stock.

Item 6            Ownership of More than Five Percent on Behalf of
                  Another Person:

Not applicable

Item 7 Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company:

Not applicable

Item 8            Identification and Classification of Members of the Group:

Safeguard Scientifics, Inc., Safeguard Delaware, Inc. and Safeguard Scientifics (Delaware), Inc. are members of a group for purposes of Sections 13(d) and 13(g) of the Securities Exchange Act of 1934.

Item 9            Notice of Dissolution of Group:

Not applicable

Item 10  Certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.

                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct. In executing this statement, the undersigned agree, to the extent required by Rule 13d-1(k)(1)(iii), that this statement is being filed jointly on behalf on each of the Reporting Persons herein.

                                        SAFEGUARD SCIENTIFICS, INC.

                                        By:      /s/ N. Jeffrey Klauder
                                           -------------------------------------
                                                 N. Jeffrey Klauder
                                                 Executive Vice President and
                                                 General Counsel
Dated: July 24, 2001

                                        SAFEGUARD SCIENTIFICS (DELAWARE), INC.

                                        By:      /s/ N. Jeffrey Klauder
                                           -------------------------------------
                                                 N. Jeffrey Klauder
                                                 Vice President
Dated: July 24, 2001

                                        SAFEGUARD DELAWARE, INC.

                                        By:      /s/ N. Jeffrey Klauder
                                           -------------------------------------
                                                 N. Jeffrey Klauder
                                                 Vice President
Dated: July 24, 2001